                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 11-K

(Mark One)

X        Annual report pursuant to Section 15(d) of the Securities
-        Exchange Act of 1934 (Fee Required)

         For the fiscal year ended:  June 30, 1995

                                       OR

         Transition report pursuant to Section 15(d) of the Securities Exchange
-        Act of 1934 (No Fee Required)

         For the transition period from:

         Commission file number 0-5888

A. Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

                             Waxman Industries, Inc.
                    Profit Sharing and 401(K) Retirement Plan

B. Name of issuer of the Securities held pursuant to the Plan and the address of its principal executive office:

                             Waxman Industries, Inc.
                                24460 Aurora Road
                           Bedford Heights, Ohio 44146

                             WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                              FINANCIAL STATEMENTS
                       AS OF JUNE 30, 1995, 1994 AND 1993
                             TOGETHER WITH REPORT OF
                         INDEPENDENT PUBLIC ACCOUNTANTS

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Waxman Industries, Inc.:

We have audited the accompanying statements of participants' equity, including the schedule of assets held for investment purposes, of the Waxman Industries, Inc. Profit Sharing and 401(K) Retirement Plan (the Plan) as of June 30, 1995 and 1994, and the related statements of changes in participants' equity for each of the three years in the period ended June 30, 1995. These financial statements are the responsibility of the plan administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the participants' equity of the Plan as of June 30, 1995 and 1994, and the changes in participants' equity for each of the three years in the period ended June 30, 1995 in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statements of participants' equity and the statements of changes in participants' equity is presented for purposes of additional analysis rather than to present the participants' equity and changes in participants' equity of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As explained in Note 2, information certified by the trustee and presented in the schedules of assets held for investment purposes and certain reportable transactions does not disclose the historical cost of the investments. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

Cleveland, Ohio,
December 1, 1995.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                                      INDEX

                          JUNE 30, 1995, 1994, AND 1993

Statements of Participants' Equity as of June 30, 1995 and 1994

Statements of Changes in Participants' Equity for the Years Ended
  June 30, 1995, 1994 and 1993

Notes to Financial Statements

Schedule I - Item 27a - Schedule of Assets Held for Investment Purposes as of June 30, 1995

Schedule II - Item 27d - Schedule of Reportable Transactions for the Year Ended June 30, 1995

                             WAXMAN INDUSTRIES, INC.
                   PROFIT SHARING AND 401(K) RETIREMENT PLAN

                        STATEMENT OF PARTICIPANTS' EQUITY

                                  JUNE 30, 1995


                                                          Fidelity                        INVESCO
                                          Fidelity        Income &        Guaranteed    Industrial     Lifetime       Lifetime
                                         Contrafund      Growth Fund      CIGNA Fund       Fund         20 Fund        30 Fund
                                         ----------      -----------      ----------    ----------     --------       --------
INVESTMENTS, at market value;
    Waxman Industries, Inc.
         common stock                       $  -            $  -           $   -           $  -          $  -           $  -
    CIGNA funds (1)                          63,649          63,900          409,478        13,110        27,801         86,786
                                            -------         -------        ---------       -------       -------        -------
          Participants' equity              $63,649         $63,900        $ 409,478       $13,110       $27,801        $86,786
                                            =======         =======        =========       =======       =======        =======

                                                                                                   Waxman           Warburg
                                                                                   20th       Industries, Inc.      Pincus
                                         Lifetime     Lifetime     Lifetime      Century        Common Stock       Growth &
                                          40 Fund      50 Fund      60 Fund     Ultra Fund          Fund          Income Fund
                                         --------     --------     --------     ----------    ----------------    -----------
INVESTMENTS, at market value;
    Waxman Industries, Inc.
         common stock                    $   -         $  -         $  -         $  -                $405,946        $  -
    CIGNA funds (1)                       104,848       88,753       10,998        43,948               -             91,869
                                         --------      -------      -------      --------            --------        -------
          Participants' equity           $104,848      $88,753      $10,998      $ 43,948            $405,946        $91,869
                                         ========      =======      =======      ========            ========        =======


                                            Warburg
                                             Pincus
                                          International
                                           Equity Fund      TOTAL
                                          -------------     -----
INVESTMENTS, at market value;
    Waxman Industries, Inc.
         common stock                         $  -        $  405,946
    CIGNA funds (1)                            87,136      1,092,276
                                              -------     ----------
          Participants' equity                $87,136     $1,498,222
                                              =======     ==========


(1)  See notes to financial statements for fund descriptions.

The accompanying notes to financial statements are an integral part of this statement.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                        STATEMENT OF PARTICIPANTS' EQUITY

                                  JUNE 30, 1994

                                                       Waxman           Fixed             Money
                                    Diversified      Industries         Income            Market
                                       Fund            Fund              Fund              Fund             Total
                                    ----------       ---------         --------         ----------        ----------
ACCRUED INCOME AND OTHER
  RECEIVABLES                       $    1,458       $       -         $      -         $        -        $   1,458

CONTRIBUTION RECEIVABLE FROM
  WAXMAN INDUSTRIES, INC.                    -          55,000                -                  -            55,000

INVESTMENTS, at market value;
  Waxman Industries, Inc.
    common stock                             -         689,191                -                  -           689,191
  NCB Funds Money Market
    Portfolio                           21,738          13,882           12,203            104,593           152,416
  NCB Investment Fund-Equity            87,661               -                -                  -            87,661
  NCB Investment Fund-Fixed
    Income                              88,745               -           86,130                  -           174,875
                                    ----------       ---------         --------         ----------        ----------
      Participants' equity          $  199,602       $ 758,073         $ 98,333         $  104,593        $1,160,601
                                    ==========       =========         ========         ==========        ==========


The accompanying notes to financial statements are an integral part of this statement.

                             WAXMAN INDUSTRIES, INC.
                   PROFIT SHARING AND 401(K) RETIREMENT PLAN
                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

                        FOR THE YEAR ENDED JUNE 30, 1995


                                                         Fidelity                       INVESCO
                                          Fidelity       Income &       Guaranteed     Industrial     Lifetime      Lifetime
                                         Contrafund     Growth Fund     CIGNA Fund        Fund        20 Fund       30 Fund
                                         ----------     -----------     ----------     ----------     --------      --------
INCREASES:
   Contributions-
      Waxman Industries, Inc.               $  9,328        $11,463        $ 53,741       $ 2,566       $ 6,240       $15,784
      Participants                            25,386         35,581         137,052         5,794        15,760        41,272
      Transfer from previous
         trustee                              20,068         15,721         218,817         3,506         3,979        23,996
   Investment Income-
      Dividend income                            -              -               -             -            -             -
      Interest income                            -              -               -             -            -             -
   Realized appreciation
      of investments                             -              -               -             -            -             -
   Market value changes of
      investments                              9,144          2,932          10,944         1,173         2,216         6,940
                                              ------         ------         -------        ------        ------        ------
         Total increases                      63,926         65,697         420,554        13,039        28,195        87,992
                                              ------         ------         -------        ------        ------        ------

DECREASES:
   Distributions to former
     participants                                322          1,177          14,190           -             347         1,025
   Transfer to new trustee                       -              -               -             -            -             -
   Transaction costs                             -              -             1,061           -              47           200
   Realized depreciation
     of investments                              -              -               -             -            -             -
   Market value changes of
      investments                                -              -               -             -            -             -
                                              ------         ------         -------        ------        ------        ------
         Total decreases                         322          1,177          15,251           -             394         1,225
                                              ------         ------         -------        ------        ------        ------

TRANSFERS BETWEEN FUNDS                           45           (620)          4,175            71          -               19
                                              ------         ------         -------        ------        ------        ------

NET INCREASE (DECREASE)                       63,649         63,900         409,478        13,110        27,801        86,786

PARTICIPANTS' EQUITY, beginning
     of year                                     -              -               -             -            -             -
                                              ------         ------         -------        ------        ------        ------

PARTICIPANTS' EQUITY,  end
     of year                                 $63,649        $63,900        $409,478       $13,110       $27,801       $86,786
                                              ======         ======         =======        ======        ======        ======


                                                                                                     Waxman           Warburg
                                                                                     20th       Industries, Inc.      Pincus
                                           Lifetime    Lifetime      Lifetime      Century        Common Stock       Growth &
                                            40 Fund     50 Fund       60 Fund     Ultra Fund          Fund          Income Fund
                                           --------    --------      --------     ----------    ----------------    -----------
INCREASES:
   Contributions-
      Waxman Industries, Inc.                $14,995      $ 9,866      $ 1,296       $ 6,127            $  8,973        $12,771
      Participants                            35,821       35,699        4,209        17,117              18,639         36,030
      Transfer from previous
         trustee                              48,075       37,769        4,825        13,227             581,748         39,260
   Investment Income-
      Dividend income                           -            -            -             -                  -              -
      Interest income                           -            -            -             -                  -              -
   Realized appreciation
      of investments                            -            -            -             -                  -              -
   Market value changes of
      investments                              8,119        6,909          668         6,648               -              5,847
                                             -------       ------       ------        ------             -------         ------
         Total increases                     107,010       90,243       10,998        43,119             609,360         93,908
                                             -------       ------       ------        ------             -------         ------

DECREASES:
   Distributions to former
     participants                              1,838        1,410         -              515               6,362            760
   Transfer to new trustee                      -            -            -               -                 -             -
   Transaction costs                             160           80         -               -                2,394          -
   Realized depreciation
   of investments                               -            -            -               -                 -             -
   Market value changes of
      investments                                 -          -            -               -              194,387          -
                                             -------       ------       ------        ------             -------         ------
         Total decreases                       1,998        1,490         -              515             203,143            760
                                             -------       ------       ------        ------             -------         ------

TRANSFERS BETWEEN FUNDS                         (164)        -            -            1,344                (271)        (1,279)
                                             -------       ------       ------        ------             -------         ------

NET INCREASE (DECREASE)                      104,848       88,753       10,998        43,948             405,946         91,869

PARTICIPANTS' EQUITY, beginning
     of year                                    -            -            -             -                  -                -
                                             -------       ------       ------        ------             -------         ------

PARTICIPANTS' EQUITY,  end
     of year                                $104,848      $88,753      $10,998       $43,948            $405,946        $91,869
                                             =======       ======       ======        ======             =======         ======


                                               Warburg
                                               Pincus                         Waxman        Fixed        Money
                                           International     Diversified    Industries     Income        Market
                                             Equity Fund        Fund           Fund         Fund          Fund         TOTAL
                                           -------------     -----------    ----------     --------      --------    ----------
INCREASES:
   Contributions-
      Waxman Industries, Inc.                     $15,506      $    -         $    -        $    -       $    -      $  168,656
      Participants                                 41,841         15,069         2,361        6,444        18,147       492,222
      Transfer from previous
         trustee                                   37,531          -              -            -             -        1,048,522
   Investment Income-
      Dividend income                                -               631          -            -             -              631
      Interest income                                -             2,578            52        1,522           165         4,317
   Realized appreciation
      of investments                                 -             2,699          -            -             -            2,699
   Market value changes of
      investments                                    -             -              -            -             -           61,540
                                                   ------        -------       -------       ------       -------     ---------
         Total increases                           94,878         20,977         2,413        7,966        18,312     1,778,587
                                                   ------        -------       -------       ------       -------     ---------

DECREASES:
   Distributions to former
     participants                                     922         28,892        44,406        6,720           607       109,493
   Transfer to new trustee                             -         191,687       634,958       99,579       122,298     1,048,522
   Transaction costs                                   12          -              -            -             -            3,954
   Realized depreciation
     of investments                                    -           -            81,122         -             -           81,122
   Market value changes of
      investments                                   3,488          -              -            -             -          197,875
                                                   ------        -------       -------       ------       -------     ---------
         Total decreases                            4,422        220,579       760,486      106,299       122,905     1,440,966
                                                   ------        -------       -------       ------       -------     ---------

TRANSFERS BETWEEN FUNDS                            (3,320)         -              -            -             -             -
                                                   ------        -------       -------       ------       -------     ---------

NET INCREASE (DECREASE)                            87,136       (199,602)     (758,073)     (98,333)     (104,593)      337,621

PARTICIPANTS' EQUITY, beginning
     of year                                         -           199,602       758,073       98,333       104,593     1,160,601
                                                   ------        -------       -------       ------       -------     ---------

PARTICIPANTS' EQUITY,  end
     of year                                      $87,136      $   -          $   -         $   -        $   -       $1,498,222
                                                   ======        =======       =======       ======       =======     =========

The accompanying notes to financial statements are an integral part of this statement.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

                        FOR THE YEAR ENDED JUNE 30, 1994

                                    --------------------------------------------------------------------------------
                                                      Waxman            Fixed            Money
                                    Diversified     Industries          Income           Market
                                       Fund            Fund              Fund             Fund               Total
                                    ----------       --------          --------         ---------         ----------
INCREASES:
  Contributions-
    Waxman Industries, Inc.           $      -     $   55,000           $   -            $   -            $   55,000
    Participants                        42,908         15,291            33,442           20,844             112,485
  Investment Income-
    Dividend income                      1,625           -                 -                 -                 1,625
    Interest income                      4,912            108             4,302            2,935              12,257
  Gain (loss) on sale of
    investments                            241         (8,950)               29             -                 (8,680)
                                      --------     ----------           -------          -------          ----------
     Total increases                    49,686         61,449            37,773           23,779             172,687
                                      --------     ----------           -------          -------          ----------
DECREASES:
  Distributions to former
    participants                        21,688         36,251             6,561            3,933              68,433
  Unrealized depreciation
    of investments                       6,868        368,735             5,680             -                381,283
                                      --------     ----------           -------          -------          ----------
     Total decreases                    28,556        404,986            12,241            3,933             449,716
                                      --------     ----------           -------          -------          ----------
NET INCREASE (DECREASE)                 21,130       (343,537)           25,532           19,846            (277,029)

PARTICIPANTS' EQUITY, beginning
  of year                              178,472      1,101,610            72,801           84,747           1,437,630
                                      --------     ----------           -------          --------         ----------
PARTICIPANTS' EQUITY, end
  of year                             $199,602     $  758,073           $98,333          $104,593         $1,160,601
                                      ========     ==========           =======          ========         ==========


The accompanying notes to financial statements are an integral part of this statement.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                  STATEMENT OF CHANGES IN PARTICIPANTS' EQUITY

                        FOR THE YEAR ENDED JUNE 30, 1993

                                    --------------------------------------------------------------------------------
                                                       Waxman            Fixed           Money
                                    Diversified      Industries         Income           Market
                                       Fund            Fund              Fund             Fund               Total
                                    ----------       ---------         --------         ---------         ----------
INCREASES:
  Contributions-
    Waxman Industries, Inc.         $     -          $ 132,000         $   -             $    -           $  132,000
    Participants                        36,114          21,244           26,579            24,363            108,300
  Investment Income-
    Dividend income-Waxman
      Industries, Inc.
      common stock                        -             22,167             -                  -               22,167
    Dividend income - other              2,304            -                -                  -                2,304
    Interest income                      5,890             419            3,940             2,493             12,742
  Gain (loss) on sale of
    investments                          2,333          (1,896)             493              -                   930
                                    ----------       ---------         --------         ---------         ----------
     Total increases                    46,641         173,934           31,012            26,856            278,443
                                    ----------       ---------         --------         ---------         ----------

DECREASES:
  Distributions to former
    participants                        35,644          54,602            4,286            10,890            105,422
  Unrealized depreciation
   (appreciation) of
   investments                          (6,012)        294,369           (2,152)             -               286,205
                                    ----------       ---------         --------         ---------         ----------
     Total decreases                    29,632         348,971            2,134            10,890            391,627
                                    ----------       ---------         --------         ---------         ----------

NET INCREASE (DECREASE)                 17,009        (175,037)          28,878            15,966           (113,184)

PARTICIPANTS' EQUITY, beginning
  of year                              161,463       1,276,647           43,923            68,781          1,550,814
                                    ----------       ---------         --------         ---------         ----------
PARTICIPANTS' EQUITY, end
  of year                           $  178,472      $1,101,610         $ 72,801         $  84,747         $1,437,630
                                    ==========      ==========         ========         =========         ==========

The accompanying notes to financial statements are an integral part of this statement.

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                          NOTES TO FINANCIAL STATEMENTS

                          JUNE 30, 1995, 1994 AND 1993

1.  SUMMARY OF PLAN:

General

The Waxman Industries, Inc. Profit Sharing Retirement Plan (the Plan) was established as of July 1, 1974, and was completely amended and restated effective July 1, 1984 to comply with applicable law. The Plan was also amended effective July 1, 1988, to, among other things, add provisions under Section 401(K) of the Internal Revenue Code (the Code). Effective July 1, 1989 the Plan was again amended and restated to comply with the Tax Reform Act of 1986 and other subsequent applicable legislation. Effective April 1, 1994, all of Waxman Industries, Inc. and Subsidiaries' (the Company) U.S. operations, except Medal Distributing, were added to the Plan. Medal's non-union employees were added to the Plan effective July 1, 1994.

Effective July 1, 1994, the Plan's name was changed to the Waxman Industries, Inc. Profit Sharing and 401(K) Retirement Plan. Effective October 1, 1994, the Plan's trustee and the recordkeeper disbursement agent and investor of the Plan were changed from National City Bank to Connecticut General Life Insurance Company (CIGNA). Plan assets were transferred to CIGNA on October 3, 1994.

The above brief description is provided for general informational purposes only. Refer to the plan agreement for a more complete description of the Plan.

Plan Eligibility

Certain employees of the Company are eligible to participate in the Plan provided they are at least 21 years of age and have completed one year of service with the Company, as defined in the plan agreement.

Employee and Employer Contributions

Effective October 1, 1994, participants may defer up to 15% of their pretax compensation by making contributions to the Plan, subject to certain Code limitations. Prior to October 1, 1994, participants were able to defer up to 10% of their pretax compensation. Also, participants may direct the investment of their post September 1994 contributions to thirteen investment options. Participants have the option to transfer cumulative balances, except those relating to prior Company contributions, between investment options.

Effective October 1, 1994, the Company may make discretionary matching contributions to the Plan of $.50 per every $1.00 contributed by the participant with the maximum Company match being 4% of the participants' compensation. The amount of Company contributions made to the Plan is limited by the Code and is determined at the discretion of the Board of Directors of the Company. Participants may direct the investment of the Company's year-end contributions beginning with the contribution for the 1994 fiscal year. Company contributions are allocated to the accounts of eligible participants on a monthly basis, as established in Section 4.2 of the Plan. For the plan year beginning July 1, 1995, the Company has determined that it will not contribute to the Plan.

Investment options as of June 30, 1995 include the following:

Fidelity Contrafund

         The Fidelity Contrafund is invested primarily in common stock and securities convertible into common stocks of both domestic and foreign companies.

Fidelity Income & Growth Fund

         Fidelity Income & Growth Fund is invested in a diversified portfolio of equity and fixed-income securities.

Guaranteed CIGNA Fund

         Guaranteed CIGNA Fund is invested primarily in commercial mortgages and private bond placements. This fund has a full guarantee by CIGNA against loss of principal and credited interest. This interest rate is periodically reviewed and revised to reflect current investment conditions.

INVESCO Industrial Fund

         INVESCO Industrial Fund is invested primarily in dividend-paying common stocks of domestic industrial companies. It may also invest in fixed-income securities.

Life 20, 30, 40, 50, & 60 Funds ("CIGNA LIFETIME FUNDS")

         The "CIGNA LIFETIME FUNDS" are a family of five distinct investment portfolios structured to maximize return and minimize risk over a specific time period based on the participant's approximate age. Each fund primarily is invested in a diversified mix of stock and bond funds, designed to fit the time horizons and risk tolerances of investors at different stages of their lives.

20th Century Ultra Fund

         20th Century Ultra Fund is invested primarily in common stocks of medium-sized companies that meet certain technical and fundamental criteria.

Waxman Industries, Inc. Common Stock Fund

         The Waxman Industries, Inc. Common Stock Fund is invested only in common stock of the Company.

Warburg Pincus Growth & Income Fund

         Warburg Pincus Growth & Income Fund is invested primarily in common stocks and securities which derive their value from common stocks.

Warburg Pincus International Equity Fund

         Warburg Pincus International Equity Fund is invested primarily in common stocks of companies that are generally non-U.S. based.

Investment options as of June 30, 1994 included the following:

Diversified Fund

         The Diversified Fund was invested in securities, bonds, obligations, notes, debentures, mortgages, or other tangible or intangible property or interests in property, either real or personal. No part of such fund was invested in capital stock of the Company.

Waxman Industries Fund

         The Waxman Industries Fund was invested only in common stock of the Company. This fund option is still available under the current Plan investment options.

Fixed Income Fund

         The Fixed Income Fund was invested in high-quality bonds with heavy emphasis on U.S. Government securities. The maturity of these securities usually ranged from five to twelve years.

Money Market Fund

         The Money Market Fund was invested in short-term securities (generally under 90-day maturities) such as certificates of deposit, repurchase agreements and treasury bills, which preserve capital. Earnings on this fund followed standard money market interest rate patterns.

The Plan provides for the establishment and maintenance of several accounts for each participant which represent, in total, the participants' equity in the net assets of the Plan. The individual participants' accounts shall distinguish funds attributable to participant deferral contributions and Company contributions. Participants are immediately vested in the value of their contributions. Participants are vested in Company contributions ratably over five years of service and fully vest after five years of service.

Realized and unrealized appreciation (depreciation) and market value changes of investments and investment income of the Plan are allocated on a pro-rata basis to the accounts of participants on a daily basis.

Distributions to terminated participants generally commence at age 60 or earlier in cases of death or disability. The form of payment is designated by the participant. Earlier distributions of vested benefits may be made for participants who leave the Company prior to retirement if approved by the plan administrator. Under certain conditions, as indicated in Section 9.1 of the Plan, the plan administrator may permit participants to withdraw a portion of their Company contribution and/or participant deferral contribution.

The Plan is administered by the Company acting through its Board of Directors. The Company may amend or terminate the Plan at its discretion, subject to applicable Internal Revenue Service regulations. The rights of all participants to benefits accrued prior to any such termination are nonforfeitable.

The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting.

Contributions

Contributions due from the Company are accrued as of the end of the fiscal year. There was no employee or employer contribution accrual as of June 30, 1995.

Administrative Expenses

Fees of the trustee, legal counsel and auditors of the Plan are paid by the Company and thus are not reflected in the accompanying financial statements. Costs specific to various transactions are paid directly by the Plan and are reflected in the accompanying statement of changes in participants' equity as of June 30, 1995.

Investments

The accompanying statements of participants' equity reflect investments at their market values as of June 30, 1995 and 1994. The Plan's trustee maintains all records of investment transactions and determines the valuation of the investment portfolio. Information with respect to: (1) investments held and their market values as presented in the statements of participants' equity and
(2) unrealized appreciation and depreciation as presented in the statements of changes in participants' equity has been certified by the Plan's trustee as being complete and accurate.

The records of Plan's new trustee (CIGNA) are based solely on market value. Accordingly, no historical cost basis information is available and is not disclosed in the schedules of assets held for investment purposes (Schedule I) and certain reportable transactions (Schedule II).

3.  AMOUNTS DUE TO TERMINATED PARTICIPANTS:

Participants' equity includes $40,109 of amounts due to terminated participants at June 30, 1995. These amounts are recorded as a liability in the Plan's Form 5500; however, these amounts are not recorded as a liability in the accompanying statements of participants' equity in accordance with generally accepted accounting principles.

The following table reconciles participants' equity per the accompanying financial statements to the Form 5500 as filed by the Company for the year ended June 30, 1995:

                                    Benefits                                    Participants'
                                    Payable to                Benefits          Equity
                                    Participants              Paid              June 30, 1995
                                    ------------              --------          -------------
Per financial
  statements                        $     -                   $109,493          $ 1,498,222
Accrued benefit
  payments                             40,109                   40,109              (40,109)
                                    ---------                 --------          -----------
Per Form 5500                       $  40,109                 $149,602          $ 1,458,113
                                    =========                 ========          ===========


4.  FEDERAL INCOME TAXES:

The Plan obtained its latest determination letter on January 16, 1990, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Plan has been amended and restated since receiving the determination letter. An application for a favorable determination letter has been filed with the Internal Revenue Service with respect to the amended and restated Plan. The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax exempt as of June 30, 1995. Accordingly, income taxes have not been provided in the accompanying financial statements. Annually, informational returns are prepared and filed with the Internal Revenue Service.

5.       PARTY-IN-INTEREST TRANSACTIONS:

There were no prohibited transactions with a party in interest, as defined by ERISA.

6.       REPORTABLE TRANSACTIONS:

Schedule II summarizes the Plan's reportable transactions for the year ended June 30, 1995. As defined, a reportable transaction is a transaction or accumulation of transactions in one security in amounts in excess of 5% of the market value of the Plan's assets at the beginning of the plan year.

                                                                      SCHEDULE I

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES

                                  JUNE 30, 1995

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001

                                                                    MARKET VALUE (a)
                                                                    ------------
1,756 Units of Fidelity Contrafund                                    $   63,649

3,269 Units of Fidelity Income
& Growth Fund                                                             63,900

15,276 Units of Guaranteed CIGNA
Fund                                                                     409,478

983 Units of INVESCO Industrial Fund                                      13,110

2,469 Units of Lifetime 20 Fund                                           27,801

7,716 Units of Lifetime 30 Fund                                           86,786

9,505 Units of Lifetime 40 Fund                                          104,848

8,016 Units of Lifetime 50 Fund                                           88,753

1,013 Units of Lifetime 60 Fund                                           10,998

1,792 Units of 20th Century Ultra
Fund                                                                      43,948

322,449 Shares of Waxman Industries, Inc.
Common Stock Fund                                                        405,946

5,966 Units of Warburg Pincus
Growth & Income Fund                                                      91,869

4,635 Units of Warburg Pincus International
Equity Fund                                                               87,136
                                                                      ----------
                                                                      $1,498,222
                                                                      ==========


(a) The Plan has requested historical cost information related to the above investments, however, this information has not been provided because of the nature of the trustee's recordkeeping system.

The accompanying notes to financial statements are an integral part of this schedule.

                                                                     SCHEDULE II

                             WAXMAN INDUSTRIES, INC.

                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS

                        FOR THE YEAR ENDED JUNE 30, 1995

                   EMPLOYER IDENTIFICATION NUMBER: 34-0899894

                                PLAN NUMBER: 001

                                                     PURCHASE          SELLING   HISTORIC    GAIN/
                                                      PRICE             PRICE      COST     (LOSS)
                                                     --------          -------   --------   ------
Purchases -
  NCB US Treasury Fund                               $427,329             -      $427,329   $   -
  NCB Investment Fund -
    Fixed Income                                       23,700             -        23,700       -
  Fidelity Income & Growth Fund                        62,764             -        62,764       -
  Guaranteed CIGNA Fund                               413,224             -       413,224       -
  Lifetime 30 Fund                                     81,071             -        81,071       -
  Lifetime 40 Fund                                     98,891             -        98,891       -
  Lifetime 50 Fund                                     83,334             -        83,334       -
  Warburg Pincus
    Growth & Income Fund                               88,061             -        88,061       -
  Warburg Pincus
    International Equity Fund                          94,878             -        94,878       -
  Waxman Industries, Inc.
    Common Stock Fund                                 609,360             -       609,360       -


Sales -
  NCB US Treasury Fund                                   -             $579,746  $579,746       -
  NCB Investment Fund -
    Fixed Income                                         -              189,305   196,160    ( 6,855)
    Equity Fund                                          -               98,476    85,909     12,567
  Waxman Industries Fund                                 -              577,682   661,080    (83,398)
  Fidelity Income & Growth Fund                          -                1,796     (a)        (a)
  Guaranteed CIGNA Fund                                  -               15,021     (a)        (a)
  Lifetime 30 Fund                                       -                1,225     (a)        (a)
  Lifetime 40 Fund                                       -                2,163     (a)        (a)
  Lifetime 50 Fund                                       -                1,490     (a)        (a)
  Warburg Pincus
    Growth & Income Fund                                 -                2,089     (a)        (a)
  Warburg Pincus
    International Equity Fund                            -                4,253     (a)        (a)
  Waxman Industries, Inc.
    Common Stock Fund                                    -                9,027     (a)        (a)



(a) The Plan has requested historical cost information related to the above investments, however, this information has not been provided because of the nature of the trustee's recordkeeping system.

The accompanying notes to financial statements are an integral part of this schedule.

                                   SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                 Waxman Industries, Inc.
                                 Profit-Sharing and 401(K)
                                 Retirement Plan

                                 /s/ Andrea Luiga
                                 -----------------------------
                                 Andrea Luiga
                                 Chief Financial Officer and
                                 Principal Accounting Officer
                                 December 27, 1995
                                 -----------------------------
                                 Date

                             WAXMAN INDUSTRIES, INC.
                    PROFIT SHARING AND 401(K) RETIREMENT PLAN

                                    FORM 11-K

                                INDEX TO EXHIBITS

EXHIBIT NO.                                        PAGE NO.
    23.